VIA EDGAR

November 5, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Erin Purnell

Re:	Invesco DB Energy Fund
Request for Withdrawal of Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (SEC Accession No. 0001193125-19-281757) Filed on November 1, 2019

Ladies and Gentlemen:

On November 1, 2019, Invesco DB Multi-Sector Commodity Trust (the “Trust”) and Invesco DB Energy Fund (the “Fund,” and together with the Trust, the “Co-Registrants”) filed Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the Registration Statement on Form S-1 (SEC Accession No. 0001193125-19-281757).

The Post-Effective Amendment was inadvertently tagged in EDGAR with the incorrect submission type. Consequently, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant respectfully requests the immediate withdrawal of the Post-Effective Amendment filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2019 and respectfully requests that the Commission consent thereto. The Registrant refiled the Post-Effective Amendment with the correct EDGAR submission type “POS AM” on November 5, 2019.

Because the Post-Effective Amendment was not declared effective by the Commission, no offers or sales were made pursuant to the Post-Effective Amendment.

Thank you for your assistance in this request. Should you have any questions regarding this letter or require any additional information, please do not hesitate to contact Michael M. Philipp or Philip K.W. Smith of Morgan, Lewis & Bockius LLP, counsel to the Co-Registrants, at (312) 324-1905 or (202) 739-5503, respectively.

Invesco DB Multi-Sector Commodity Trust

By:	Invesco Capital Management LLC,
its Managing Owner

By:	*
Name: Daniel Draper
Title: Chief Executive Officer

Invesco DB Energy Fund, a series of Invesco DB Multi-Sector Commodity Trust

By:	Invesco Capital Management LLC,
its Managing Owner

By:	*
Name: Daniel Draper
Title: Chief Executive Officer

*By: /s/	Adam Henkel
Attorney-in-Fact

Cc:	Michael M. Philipp, Esq.
Philip K.W. Smith, Esq.